EXHIBIT 99

TXU CORP. AND SUBSIDIARIES
CONDENSED STATEMENT OF CONSOLIDATED INCOME
(Unaudited)

Twelve Months Ended March 31, 2007
(millions of dollars, except per share amounts)

Operating revenues	$10,221

Costs and expenses:
Fuel, purchased power and delivery fees	2,928
Operating costs	1,375
Depreciation and amortization	829
Selling, general and administrative expenses	846
Franchise and revenue-based taxes	391
Other income	(137)
Other deductions	1,039
Interest income	(54)
Interest expense and related charges	813
Total costs and expenses	8,030

Income from continuing operations before income taxes	2,191

Income tax expense	739

Income from continuing operations	1,452

Income from discontinued operations, net of tax effect	27

Net income available for common stock	$1,479

Average shares of common stock outstanding (millions):
Basic	458
Diluted	465

Per share of common stock - Basic:
Net income from continuing operations available for common stock	$3.17
Income from discontinued operations, net of tax effect	.06
Net income available for common stock	$3.23

Per share of common stock - Diluted:
Net income from continuing operations available for common stock	$3.12
Income from discontinued operations, net of tax effect	.06
Net income available for common stock	$3.18
Dividends declared	$1.69